SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20594


                              SCHEDULE 13G

               Under the Securities Exchange Act of 1934


                           (Amendment No. 1)*



                Philippine Long Distance Telephone Company

                             (Name of Issuer)

                               Common Stock

                      (Title of Class of Securities)

                                718252901

                              (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Capital Guardian Trust Company
     95-2553868

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     The persons making this filing are affiliated entities;       (a)
     however, they disclaim membership in a group for all
     purposes other than making this joint filing.                 (b)

 3   SEC USE ONLY




 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     California


              5   SOLE VOTING POWER

                  1,498,570


              6   SHARED VOTING POWER
 NUMBER OF
   SHARES
                  NONE
BENEFICIALL
 Y OWNED BY
              7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING
                  1,854,780
PERSON WITH


              8   SHARED DISPOSITIVE POWER

                  NONE


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,854,780   Beneficial ownership disclaimed pursuant to Rule 13d-4


 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     1.5%


 12  TYPE OF REPORTING PERSON*

     BK


                  *SEE INSTRUCTION BEFORE FILLING OUT!

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Capital International, Inc.
     95-4154361

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     The persons making this filing are affiliated entities;       (a)
     however, they disclaim membership in a group for all
     purposes other than making this joint filing.                 (b)

 3   SEC USE ONLY




 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     California


              5   SOLE VOTING POWER

                  5,875,630


              6   SHARED VOTING POWER
 NUMBER OF
   SHARES
                  NONE
BENEFICIALL
 Y OWNED BY
              7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING
                  6,163,890
PERSON WITH


              8   SHARED DISPOSITIVE POWER

                  NONE


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,163,890   Beneficial ownership disclaimed pursuant to Rule 13d-4


 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.1%


 12  TYPE OF REPORTING PERSON*

     IA


                  *SEE INSTRUCTION BEFORE FILLING OUT!

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Capital International Limited


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     The persons making this filing are affiliated entities;       (a)
     however, they disclaim membership in a group for all
     purposes other than making this joint filing.                 (b)

 3   SEC USE ONLY




 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom


              5   SOLE VOTING POWER

                  393,500


              6   SHARED VOTING POWER
 NUMBER OF
   SHARES
                  NONE
BENEFICIALL
 Y OWNED BY
              7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING
                  393,500
PERSON WITH


              8   SHARED DISPOSITIVE POWER

                  NONE


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     393,500   Beneficial ownership disclaimed pursuant to Rule 13d-4


 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.3%


 12  TYPE OF REPORTING PERSON*

     IA


                  *SEE INSTRUCTION BEFORE FILLING OUT!

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Capital International S.A.


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     The persons making this filing are affiliated entities;       (a)
     however, they disclaim membership in a group for all
     purposes other than making this joint filing.                 (b)

 3   SEC USE ONLY




 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Geneva, Switzerland


              5   SOLE VOTING POWER

                  94,500


              6   SHARED VOTING POWER
 NUMBER OF
   SHARES
                  NONE
BENEFICIALL
 Y OWNED BY
              7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING
                  118,650
PERSON WITH


              8   SHARED DISPOSITIVE POWER

                  NONE


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     118,650   Beneficial ownership disclaimed pursuant to Rule 13d-4


 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.1%


 12  TYPE OF REPORTING PERSON*

     IA


                  *SEE INSTRUCTION BEFORE FILLING OUT!

                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549

                              Schedule 13G
               Under the Securities Exchange Act of 1934


Amendment No. 1

Item 1(a)   Name of Issuer:
       Philippine Long Distance Telephone Company

Item 1(b)   Address of Issuer's Principal Executive Offices:
       Ramon Cojuangoo Building
       Makati Avenue
       Makati City, Philippines

Item 2(a)   Name of Person(s) Filing:
       Capital Guardian Trust Company, Capital International, Inc., Capital International Limited and Capital International S.A.

Item 2(b)   Address of Principal Business Office:
       11100 Santa Monica Boulevard
       Los Angeles, CA  90025

Item 2(c)   Citizenship:   N/A

Item 2(d)   Title of Class of Securities:
       Common Stock

Item 2(e)   CUSIP Number:
       718252901

Item 3   The person(s) filing is(are):

       (b)   [X]   Bank as defined in Section 3(a)(6) of the Act.
       (e)    [X]   Investment Adviser registered under Section 203 of
            the Investment Advisers Act of 1940.

Item 4   Ownership

       The persons making this filing are affiliated entities; however, they disclaim membership in a group for all purposes other than making this joint filing.

       Capital Guardian Trust Company, a bank as defined in Section 3(a)6 of the Act is deemed to be the beneficial owner of 1,854,780 shares or 1.5% of the 121,111,000 shares of Common Stock believed to be outstanding as a result of its serving as the investment manager of various institutional accounts.

       Capital International, Inc., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 is deemed to be the beneficial owner of 6,163,890 shares or 5.1% of the 121,111,000 shares of Common Stock believed to be outstanding as a result of acting as investment adviser to various investment companies and institutional accounts.

       Capital International Limited is deemed to be the beneficial owner of 393,500 shares or 0.3% of the 121,111,000 shares of Common Stock believed to be outstanding as a result of its serving as the investment manager of various institutional accounts.

       Capital International S.A. is deemed to be the beneficial owner of 118,650 shares or 0.1% of the 121,111,000 shares of Common Stock believed to be outstanding as a result of its serving as the investment manager of various institutional accounts.

       Shares reported by Capital Guardian Trust Company, includes 80,510 shares resulting from the assumed conversion of 47,000 shares of the Global Depositary Shares, representing Series III Convertible Preferred Stock.

       Shares reported by Capital International, Inc., includes 288,260 shares resulting from the assumed conversion of 168,290 shares of the Global Depositary Shares, representing Series III Convertible Preferred Stock.

       Shares reported by Capital International, S.A., includes 24,150 shares resulting from the assumed conversion of 14,100 shares of the Global Depositary Shares, representing Series III Convertible Preferred Stock.

       Shares reported by Capital Guardian Trust Company, Capital International Limited, Capital International, Inc., and Capital International S.A. include 1,624,170, 298,000, 5,251,990, and
       94,500 American Depositary Shares respectively, representing 1,624,170, 298,000, 5,251,990, and 94,500 shares of the Ordinary
       Shares.

Item 5   Ownership of 5% or Less of a Class: [ ]

Item 6   Ownership of More than 5% on Behalf of Another Person: N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
       Company: N/A

Item 8   Identification and Classification of Members of the Group:

       1.
          Capital Guardian Trust Company is a bank as defined in Section 3(a)(6) of the Act and a wholly owned subsidiary of The
          Capital Group Companies, Inc.

       2.
          Capital International Research and Management, Inc. dba
          Capital International, Inc. is an Investment Adviser registered under Section 203 of the Investment Adviser Act of 1940 and is a wholly owned subsidiary of Capital Group
          International, Inc. which is a wholly owned subsidiary of The Capital Group Companies, Inc.

       3.
          Capital International Limited (CIL) does not fall within any of the categories described in Rule 13d-1-(b)(ii)(A-F) but its holdings of any reported securities come within the five percent limitation as set forth in a December 15, 1986 no-action letter from the Staff of the Securities and Exchange Commission to The Capital Group Companies, Inc. CIL is a wholly owned subsidiary of Capital Group International, Inc. which is a wholly owned subsidiary of The Capital Group Companies, Inc.

       4.
          Capital International S.A. (CISA) does not fall within any of the categories described in Rule 13d-1-(b)(ii)(A-F) but its holdings of any reported securities come within the five percent limitation as set forth in a December 15, 1986 no-action letter from the Staff of the Securities and Exchange Commission to The Capital Group Companies, Inc. CISA is a wholly owned subsidiary of Capital Group International, Inc. which is a wholly owned subsidiary of The Capital Group Companies, Inc.


Item 9   Notice of Dissolution of the Group:  N/A

Item 10   Certification

       By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

   Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



        Date:          February 8, 1999 (For the period ended
                       December 31, 1998)


        Signature:     *David I. Fisher

        Name/Title:    David I. Fisher, Chairman

                       Capital Guardian Trust Company


        Date:          February 8, 1999 (For the period ended
                       December 31, 1998)


        Signature:     *David I. Fisher

        Name/Title:    David I. Fisher, Vice Chairman

                       Capital International, Inc.

        Date:          February 8, 1999 (For the period ended
                       December 31, 1998)


        Signature:     *David I. Fisher

        Name/Title:    David I. Fisher, Vice Chairman

                       Capital International Limited


        Date:          February 8, 1999 (For the period ended
                       December 31, 1998)


        Signature:     *David I. Fisher

        Name/Title:    David I. Fisher, President du Conseil

                       Capital International S.A.




        *By

               Michael J. Downer
               Attorney-in-fact

               Signed pursuant to a Power of Attorney dated January 29, 1999 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital
               Guardian Trust Company on February 8, 1999 with respect to Acclaim Entertainment, Inc.

                               AGREEMENT

                            Los Angeles, CA
                            February 8, 1999

  Capital Guardian Trust Company ("CGTC"), Capital International, Inc. ("CII"), Capital International Limited ("CIL"), Capital International S.A. ("CISA") hereby agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934 (the "Act") in connection with their beneficial ownership of Common Stock issued by Philippine Long Distance Telephone Company.

  CGTC, CII, CIL, CISA state that they are each entitled to individually use Schedule 13G pursuant to Rule 13d-1(c) of the Act.

  CGTC, CII, CIL, CISA are each responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but are not responsible for the completeness or accuracy of the information concerning the others.



                 CAPITAL GUARDIAN TRUST COMPANY

                 BY:              *David I. Fisher

                                   David I. Fisher, Chairman
                                   Capital Guardian Trust Company


                 CAPITAL INTERNATIONAL, INC.

                 BY:              *David I. Fisher

                                   David I. Fisher, Vice Chairman
                                   Capital International, Inc.


                 CAPITAL INTERNATIONAL LIMITED

                 BY:              *David I. Fisher

                                   David I. Fisher, Vice Chairman
                                   Capital International Limited


                 CAPITAL INTERNATIONAL S.A.

                 BY:              *David I. Fisher

                                   David I. Fisher, President du
                                   Conseil
                                   Capital International S.A.


*By

     Michael J. Downer
     Attorney-in-fact